Exhibit 17.1

June 5, 2009

Patrick C. Shutt

Chief Executive Officer

Capital Growth Systems, Inc.

200 S. Wacker Drive, Suite 1600

Chicago IL 60606

Dear Patrick,

Due to my previously stated positions and/or documented positions, I hereby resign from the Board of Directors of Capital Growth Systems, Inc., effective immediately.

Sincerely,

/s/ Brian W. Coderre